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                                                                    Exhibit 99.1



June 28, 2006
Mr. Jim Joyce
Aethlon Medical, Inc.
7825 Fay Avenue, Suite 200
La Jolla,  CA 92037
Via Facsimile (858) 332-1739


Re: Board Resignation

Dear Mr. Joyce,

Please accept this letter as my formal notice to resign from the Board of Aethlon Medical, Inc. The resignation is to be effective today.

Due to my missionary activities and other interests I have decided to relinquish my responsibilities as a Board Member in order to devote more time and energy to those missionary outreach programs.

It has been a great honor and privilege for me to work with you and the other distinguished members of the Board over the past several years. I trust under your leadership and the effort of the other Board Members and Able staff, you will be able to take the Company to a much higher level of achievement in the very near Future.

May God bless you all.


Warmest Regards,

/s/ Calvin M. Leung

Calvin M. Leung